UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBALOPTIONS GROUP, INC.
(Name of Subject Company (Issuer))

GLOBALOPTIONS GROUP, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

37946D209
(CUSIP Number of Class of Securities)

Harvey W. Schiller
Chairman and Chief Executive Officer
GlobalOptions Group, Inc.
75 Rockefeller Plaza
New York, New York 10019
(212) 445-6262
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Robert H. Friedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$19,500,000
AMOUNT OF FILING FEE**	$2,263.95

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 7,500,000 shares of the outstanding common stock at a price of $2.60 per share in cash.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #5 for fiscal year 2011, and equals $116.10 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,263.95

Form or Registration No.: SC TO-I

Filing Party: GlobalOptions Group, Inc.

Date Filed: April 27, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on April 27, 2011 (“Schedule TO”) by GlobalOptions Group, Inc., a Delaware corporation (“GlobalOptions”), in connection with the offer by GlobalOptions to purchase for cash up to 7,500,000 shares of its common stock, par value $0.001 per share, at a price of $2.60 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated April 27, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

ITEMS 1 THROUGH 9; ITEM 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended and supplemented as follows:

The second paragraph under the Section entitled IMPORTANT is deleted in its entirety and replaced with the following:

“The tender offer is not being made to (nor will any tender of shares be accepted from or on behalf of) holders in any U.S. jurisdiction in which the making of the tender offer or the acceptance of any tender of shares therein would not be in compliance with the laws of such U.S. jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such U.S. jurisdiction and extend the tender offer to holders in such U.S. jurisdiction.”

On pages 26-27, the principal stockholders table and related footnotes under SECTION 11. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES, is deleted in its entirety and replaced with the following:

	Common Stock Beneficially Owned (1)
“Name and Address of Beneficial Owner	Shares	%
5% or Greater Stockholders:
Weiss Asset Management LP (2)	5,792,397	42.9
Brookdale International Partners, LP (3)	4,054,679	30.0
Brookdale Global Opportunity Fund (4)	1,737,718	12.9
Artio Global Management LLC (5)	718,026	5.3
Harvey Partners, LLC (6)	710,100	5.3
Eric S. Weinstein (7)	699,877	5.2
Directors and Executive Officers:
Harvey W. Schiller, Ph.D.	460,494	3.4
Jeffrey O. Nyweide	229,038	1.7
John P. Bujouves (8)	180,418	1.3
John D. Chapman	10,450	*
Per-Olof Lööf (9)	102,168	*
John P. Oswald (10)	116,269	*
All executive officers and directors as a group (6 persons) (11)	1,098,837	8.0

___________

*	Represents holdings of less than 1% of shares outstanding.

(1)
Based upon 13,507,820 shares of our common stock outstanding on April 25, 2011 and, with respect to each individual holder, rights to acquire our common stock exercisable within 60 days of April 25, 2011.

(2)
Based solely on information contained in a Schedule 13D/A filed with the SEC on January 13, 2011 by Weiss Asset Management LP, Andrew M. Weiss, BIP GP LLC and WAM GP LLC.  Represents (i) 4,054,679 shares of common stock held by Brookdale International Partners, LP (“BIP”) and (ii) 1,737,718 shares of common stock held by Brookdale Global Opportunity Fund (“BGO”).  Weiss Asset Management LP is the Investment Manager of BIP and BGO, and in such capacity has the power to vote and dispose of the shares of common stock held by BIP and BGO.  The business address of Weiss Asset Management LP is 222 Berkeley St., 16th Floor, Boston, MA 02116.

(3)	Based solely on information contained in a Schedule 13D/A filed with the SEC on January 13, 2011 by BIP. The business address of BIP is 222 Berkeley St., 16th Floor, Boston, MA 02116.

(4)	Based solely on information contained in a Schedule 13D/A filed with the SEC on January 13, 2011 by BGO. The business address of BGO is 222 Berkeley St., 16th Floor, Boston, MA 02116.

(5)
Based solely on information contained in a report on Schedule 13G/A filed with the SEC on July 13, 2010.  The business address of Artio Global Management LLC is 330 Madison Avenue, Suite 12A, New York, NY 10017.

(6)	Based solely on information contained in a report on Schedule 13G filed with the SEC on March 7, 2011. The business address of Harvey Partners, LLC is 610 Fifth Avenue, Suite 311, New York, NY 10020.

(7)	Based solely on information contained in a Schedule 13G/A filed with the SEC on February 24, 2011 by Mr. Weinstein. Mr. Weinstein’s address is 46 Maddock Road, Titusville, NJ 08560.

(8)
Represents 5,418 shares of common stock and 75,000 shares of our common stock issuable upon exercise of stock options held by Mr. Bujouves individually, and 100,000 shares of our common stock held by Globacor Capital Inc., of which Mr. Bujouves is Chairman.  Mr. Bujouves may be deemed to be the beneficial owner of the shares of our common stock held by Globacor Capital Inc. Mr. Bujouves disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(9)
Represents 5,418 shares of common stock and 75,000 shares of our common stock issuable upon exercise of stock options held by Mr. Lööf individually, and 21,750 shares of our common stock held by Lööf Holdings, LLC, a limited liability company controlled by Mr. Lööf.  Mr. Lööf may be deemed to be the beneficial owner of the shares of our common stock held by Lööf Holdings, LLC. Mr. Lööf disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(10)
Represents 7,310 shares of our common stock and 60,000 shares of our common stock issuable upon exercise of stock options held by Mr. Oswald individually, and 48,959 shares of our common stock held by Capital Trust Investments Limited, of which Mr. Oswald is a director. Mr. Oswald may be deemed to be the beneficial owner of the shares of our common stock held by Capital Trust Investments Limited. Mr. Oswald disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(11)	Represents 888,837 shares of our common stock and 210,000 shares of our common stock issuable upon exercise of stock options.”

On page 34, the first paragraph under SECTION 16. MISCELLANEOUS is deleted in its entirety and replaced with the following:

“GlobalOptions is not aware of any U.S. jurisdiction where the making of the tender offer is not in compliance with applicable law. If GlobalOptions becomes aware of any U.S. jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, GlobalOptions will make a good faith effort to comply with the applicable law. If, after such good faith effort, GlobalOptions cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that U.S. jurisdiction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALOPTIONS GROUP, INC.

	By:	/s/ Jeffrey O. Nyweide
		Name:	Jeffrey O. Nyweide
		Title:	Chief Financial Officer and Executive Vice President

Dated: May 6, 2011

EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. GlobalOptions’ commission file number is 001-33700.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated April 27, 2011.

(a)(1)(ii)	Letter of Transmittal.

(a)(5)(i)	Notice of Guaranteed Delivery.

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2011.

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2011.

(a)(5)(iv)	Press release dated April 27, 2011 announcing the commencement of the offer.

(d)(1)
Employment Agreement by and between GlobalOptions, Inc., and Harvey W. Schiller, dated January 29, 2004 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(2)
Assignment of Employment Agreement between GlobalOptions, Inc. and Harvey W. Schiller to GlobalOptions Group, Inc., dated June 27, 2005 (incorporated by reference to Exhibit 10.3 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(3)
Amendment to Employment Agreement with Harvey W. Schiller, dated December 19, 2006 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on December 22, 2006).

(d)(4)
GlobalOptions Group, Inc. Amended and Restated 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(5)
GlobalOptions Group, Inc. Amended and Restated 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on July 30, 2008).

(d)(6)
Employment Agreement with Jeffrey O. Nyweide, dated July 30, 2007 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 10-QSB filed with the SEC on August 14, 2007).

(d)(7)
Modification of Employment Agreement with Harvey W. Schiller, dated August 13, 2009 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on August 14, 2009).

(d)(8)
Modification of Employment Agreement with Jeffrey O. Nyweide, dated August 13, 2009 (incorporated by reference to Exhibit 10.3 included with the Company’s current report on Form 8-K filed with the SEC on August 14, 2009).

(d)(9)
Amendment of Employment Agreement with Harvey W. Schiller, dated as of December 14, 2010 (incorporated by reference to Exhibit 10.18 included with the Company’s annual report on Form 10-K filed with the SEC on February 15, 2011).

(d)(10)
Amendment of Employment Agreement with Jeffrey O. Nyweide, dated as of December 14, 2010 (incorporated by reference to Exhibit 10.22 included with the Company’s annual report on Form 10-K filed with the SEC on February 15, 2011).

(d)(11)
Asset Purchase Agreement with Guidepost Solutions LLC for the sale of SafirRosetti, dated April 23, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on April 29, 2010).

(d)(12)
Asset Purchase Agreement with Witt Group Holdings, LLC for the sale Preparedness Services, dated May 13, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on May 13, 2010).

(d)(13)
Modification to the Employment Agreement with Harvey W. Schiller, dated May 13, 2010 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 10-Q filed with the SEC on August 16, 2010).

(d)(14)
Modification to the Employment Agreement with Jeffrey O. Nyweide, dated May 13, 2010 (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 10-Q filed with the SEC on August 16, 2010).

(d)(15)
Asset Purchase Agreement with GlobalOptions Services, Inc. for the sale of Fraud and Special Investigative Unit Services, dated June 11, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on June 11, 2010).

(d)(16)
Stock Purchase Agreement with LSR Acquisition Corp. for the sale of Bode Technology Group, Inc., dated August 11, 2010 (incorporated by reference to Exhibit 2.1 included with the Company’s current report on Form 8-K filed with the SEC on August 12, 2010).

(d)(17)
Stockholder Rights Plan with Continental Transfer & Trust Company as Rights Agent, dated September 7, 2010 (incorporated by reference to Exhibit 4.1 included with the Company’s current report on Form 8-K filed with the SEC on September 8, 2010).

(d)(18)
Support Agreement with Weiss Asset Management LP, dated October 27, 2010 (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on October 28, 2010).